_________________________________________________

Lamar M. Chambers Senior Vice President and Chief Financial Officer	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859 815-4341, Fax: 859 815-5056

February 21, 2012

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Ashland Inc.
Form 10-K for the Year Ended September 30, 2011
Filed November 23, 2011
File No. 1-32532

Dear Mr. Decker:

Set forth below are responses from Ashland Inc. (“Ashland” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated January 31, 2012, concerning Ashland’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response.  The Comments are highlighted in bold.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2011

General

Comment 1

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

Response 1

Where a comment below requests that additional disclosures or other revisions be made, we have included a draft of the disclosures or revisions within our responses.  We will also include such disclosures or revisions in our future filings, including interim filings, as applicable, consistent with the responses outlined below.

Ashland Inc.
February 21, 2012

Management’s Discussion and Analysis

Results of Operations – Consolidated Review, page M-6
Use of non-GAAP measures, page M-6

Comment 2

Please expand your disclosures to provide a more comprehensive explanation of how you determined each non-GAAP measure provides useful information to investors regarding the registrant’s financial condition and results of operations.  In this regard, you currently state that you believe that the use of such non-GAAP measures assists investors in understanding the ongoing operating performance by presenting the financial results between periods on a more comparable basis.  You should address why you believe each of these measures, including EBITDA and free cash flow, is more comparable than the corresponding GAAP measures.  In addition, it appears that you may use free cash flow as a liquidity rather than performance measure.  If so, please revise your disclosures as necessary.  Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

Response 2

As requested, in future filings, we will provide a more comprehensive explanation of how each non-GAAP measure provides useful information to investors regarding Ashland’s financial condition and results of operations.  The following is an example of the additional disclosures in future filings that we will use to enhance our explanation in these areas:

“Based on clarification and interpretive guidance from the Securities and Exchange Commission regarding the use of non-GAAP measures, Ashland has included within this document certain non-GAAP measures which include EBITDA (net income, plus income tax expense (benefit), net interest and other financing expenses, and depreciation and amortization), adjusted EBITDA (EBITDA adjusted for discontinued operations, net gain (loss) on acquisitions and divestitures, other income and (expense) and key items, which may include pro forma effects for significant acquisitions or divestitures, as applicable) and adjusted EBITDA margin (adjusted EBITDA, which can include pro forma adjustments, divided by sales).  Such measurements are not prepared in accordance with U.S. GAAP.  Management believes the use of non-GAAP measures on a consolidated and business segment basis assists investors in understanding the ongoing operating performance by presenting comparable financial results between periods.  The non-GAAP information provided is used by Ashland management and may not be determined in a manner consistent with the methodologies used by other companies.  EBITDA and Adjusted EBITDA provide a supplemental presentation of cash generated from operating earnings on a consolidated and business segment basis.  Adjusted EBITDA generally includes adjustments for unusual, non-operational or restructuring-related activities.  In addition, certain financial covenants related to Ashland’s Senior Credit Facility are based on similar non-GAAP measures and are defined further in the section that references this metric.

Ashland has included free cash flow as an additional non-GAAP metric of cash flow generation.  Ashland believes free cash flow is relevant because (1) capital expenditures are an important element of Ashland’s ongoing cash activities, and (2) dividends, while discretionary, have and will likely continue to be an ongoing part of Ashland’s business operation.  By deducting these amounts from operating cash flows, Ashland is able to provide a better indication of the ongoing cash being generated which is ultimately available for both debt and equity holders as well as other investment opportunities.”

Ashland Inc.
February 21, 2012

Comment 3

In regards to your presentation of free cash flow on page M-22, please ensure that you discuss all the material limitations of your measurement.  For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow.  Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response 3

As requested, in future filings, we will address non-discretionary expenditures that have not been included in our measurement of free cash flow by including the following statement in our disclosure before the table that calculates this metric:

“Free cash flow does not reflect adjustments for certain non-discretionary cash flows such as mandatory debt repayments.”

Comment 4

Please reconcile EBITDA and Adjusted EBITDA to net income rather than operating income.  Refer to Compliance and Disclosures Interpretation 103.02 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response 4

We have noted your comment on our disclosures related to our EBITDA and Adjusted EBITDA presentation.  In future filings, we will reconcile Ashland’s total consolidated EBITDA and Adjusted EBITDA to net income rather than operating income.  The following is an example of our reconciliation of consolidated EBITDA and Adjusted EBITDA to net income from our 2011 Form 10-K filing.

(in millions)	2011	2010	2009
Net income (loss)	$414.0	$141.0	$(261.0)
Income tax benefit	(53.0)	(13.0)	(83.0)
Net interest and other financing expense	121.0	197.0	205.0
Depreciation and amortization (a)	299.0	280.0	315.0
EBITDA	781.0	605.0	176.0
(Income) loss from discontinued operations (net of income taxes)	(358.0)	(53.0)	21.0
Net loss (gain) on acquisitions and divestitures	5.0	(21.0)	(59.0)
Other (income) expense	1.0	(2.0)	86.0
Actuarial loss on pension and other post-retirement plan remeasurement	318.0	268.0	409.0
Severance	36.0	11.0	50.0
Environmental reserve adjustments	19.0	-	-
Casting Solutions transaction and start-up costs	2.0	-	-
Inventory fair value adjustment	16.0	-	37.0
Results of the Hercules business prior to acquisition	-	-	35.0
Plant closing costs	-	-	4.0
Currency gain on intracompany loan	-	-	(5.0)
Adjusted EBITDA	$820.0	$808.0	$754.0

(a)
Includes $19 million, $7 million and $20 million of asset impairment and accelerated depreciation during 2011, 2010 and 2009, respectively, and a $10 million charge for purchased in-process research and development in 2009.

Ashland Inc.
February 21, 2012

However, for segment reporting, we believe that operating income is the most directly comparable GAAP measure.  We do not calculate or allocate net interest and other financing expenses, income taxes or other items below operating income to our reporting segments.  Therefore, for purposes of the segment reporting presentation, we believe operating income is the most appropriate GAAP measure for reconciliation to EBITDA and Adjusted EBITDA.  To address this consideration, in future filings we will include the following statement in MD&A within the introduction of the Results of Operations – “Business Segment Review” section.

“Ashland does not allocate items to each business segment below operating income, such as interest expense and income taxes.  As a result, business segment EBITDA and Adjusted EBITDA are reconciled directly to operating income since it is the most directly comparable U.S. GAAP measure.”

Operating Income, page M-7

Comment 5

Your determination of EBITDA as presented in your table on page M-7 as well as consolidated EBITDA as described in your discussion of debt covenants on page M-24 appears to include additional adjustments that are not in EBITDA as commonly defined.  Please retitle these measures to better convey that additional adjustments have been made.

Response 5

We have noted your request to retitle our EBITDA and the reference to our debt covenant calculated metric that we previously titled “consolidated EBITDA.”  In order for investors to easily discern Ashland’s calculation of EBITDA, we will enhance our disclosures to include the table in response 4 above which clearly presents all reconciling items and income statement captions that have been included in the calculation of EBITDA.

In future filings, when referring specifically to our debt covenant EBITDA calculation, we will refer to it as “Covenant EBITDA” and state that different calculations are used for EBITDA and Adjusted EBITDA as follows:

“The computation of “Covenant EBITDA” is specifically defined in the Senior Credit Facility with Ashland’s lenders and differs from the calculation of EBITDA and Adjusted EBITDA, which have been reconciled previously on page M-x.”

Financial Position
Liquidity, page M-20

Comment 6

As of September 30, 2011, the amount of cash and cash equivalents held by foreign subsidiaries subject to currency controls, which may limit your ability to remit funds to satisfy corporate obligations, was not significant.  It is not clear whether you determined that the total amount of cash and cash short-term investments held by foreign subsidiaries is not significant or only that portion which is subject to currency controls.  In this regard, please enhance your liquidity disclosure to address the following:

•	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and

•
Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Ashland Inc.
February 21, 2012

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response 6

As requested, in future filings we will clarify our disclosure regarding the amount of cash and cash equivalents held in foreign subsidiaries that can be remitted to satisfy corporate obligations, and we will disclose the actual amount held in foreign subsidiaries.  Specifically, Ashland will include, as appropriate, the following additional disclosure in our future filings:

“Ashland had $___ million in cash and cash equivalents as of March 31, 2012, of which $___ million was held by foreign subsidiaries and had no significant limitations that would prohibit remitting the funds to satisfy corporate obligations.  However, if such amounts were repatriated to the United States, additional taxes may need to be accrued and paid depending upon the source of the earnings remitted.  Certain amounts are intended to be permanently reinvested and we currently have no plans to repatriate any amounts for which additional U.S. taxes would need to be accrued.  In making this assessment, we have taken into account numerous factors including evidence that certain earnings have already been reinvested outside the U.S., future plans to reinvest the earnings outside the U.S, financial requirements of Ashland and its foreign subsidiaries, long- and short-term operational and fiscal objectives, and the cost of remitting such foreign earnings.”

Application of Critical Accounting Policies
Goodwill, page M-27

Comment 7

You compared and assessed the total fair values of your reporting units to market capitalization at the annual assessment date, including the implied control premium, to determine if the fair values are reasonable compared to external market indicators.  While your current market capitalization total approximates current carrying value, the discounted cash flow models for each reporting unit summed together exceeded the carrying value by a significant amount.  Given that you indicate your market capitalization approximates carrying value, it appears that the total of the discounted cash flow models for each reporting unit summed together also significantly exceeded your market capitalization.  Please tell us the percentage by which the total of the discounted cash flow models exceeded your market capitalization as well as how you were able to conclude that the fair values based on your discounted cash flow models were reasonable in light of this difference.

Response 7

We have noted your request to provide additional information on our implied control premium calculation regarding our annual assessment of goodwill and how we were able to conclude the implied control premium was reasonable based on the fair values derived from the discounted cash flow models.

During the 2011 annual goodwill assessment, Ashland utilized a third party valuation firm to assist in establishing the discounted cash flow models for each reporting unit, excluding Casting Solutions, used in this analysis and calculated the implied control premium to be 71%.  As part of the annual goodwill assessment process, Ashland objectively reviews the implied control premium percentage for reasonableness as an additional control in verifying the fair values calculated from the cash flow models for each reporting unit.

In reviewing the implied control premium, Ashland determined that the 71% implied control premium was within a reasonable range based on a number of considerations, including the following:

•
Recent specialty chemical industry data regarding merger and acquisition activity -  Specifically, Ashland reviewed certain industry data provided by the third party valuation firm which indicated during 2010 that the median control premium paid for acquisitions within the chemical, paints and

Ashland Inc.
February 21, 2012

coatings industry was 79%.  Additionally, Ashland analyzed recent acquisitions within the specialty chemical industry and noted a comparable company in sales to Ashland that was acquired by a larger specialty chemical company at an implied control premium that is similar to Ashland’s calculated implied control premium during the fiscal 2011 annual goodwill assessment.  As a result, Ashland determined the 71% implied control premium to be reasonable based on this recent independent data within related industries.

•
Business segment reorganization -  As of July 1, 2011, which is the date of Ashland’s most recent annual goodwill impairment test, Ashland had divested the lower margin Distribution business and had announced, but not yet closed, the acquisition of International Specialty Products Inc. (“ISP”) a higher-margin, less cyclical business which supplies customers in higher growth markets.  Further, as of July 1, 2011, Ashland had only recently commenced restructuring initiatives to eliminate certain “stranded costs” which resulted from the contribution of the Casting Solutions business to the global joint venture with Süd-Chemie and from the divestiture of the Distribution business.  While the underlying cash flows associated with these businesses (Distribution, Casting Solutions and ISP) were appropriately excluded from the discounted cash flow models used in Ashland’s goodwill impairment test as of July 1, 2011, Ashland expects its resulting portfolio of higher margin, less cyclical businesses to generate increased and more sustainable cash flows in the periods covered by the discounted cash flow models underlying the impairment analysis than our previous business portfolio was expected to generate.  These expectations were reflected in our discounted cash flow models as of July 1, 2011, but may not yet have been fully considered by investors.

•
Third party target stock prices -  While the control premium noted above is as of a point in time, Ashland also considers third party trends of target stock prices by equity investment analysts in evaluating the reasonableness of implied control premiums.  As of July 1, 2011, these equity investment analysts had twelve month price targets on average of $76 for Ashland’s stock.  This stock price would have reduced the implied control premium to approximately 45%.

Ashland Inc.
February 21, 2012

Financial Statements

Notes to the Financial Statements

Note A – Significant Accounting Policies
Earnings per Share, page F-17

Comment 8

Your disclosures on page F-51 indicate that nonvested stock awards entitle employees or directors to vote the shares and to receive any dividends or dividend equivalents.  Please disclose what consideration you gave to ASC 260-10-45 and 55 in determining whether these nonvested stock awards represent participating securities and correspondingly whether you should use the two-class method of computing earnings per share.

Response 8

We have noted your comment on Ashland’s disclosures related to our nonvested stock awards.  Nonvested stock awards granted prior to January 2010 were considered to be participating securities because restricted stock holders were entitled to receive non-forfeitable cash dividends.  Subsequent to this date, nonvested stock awards granted are designated as non-participating securities because dividends on these securities are now paid in shares of common stock that are subject to the same vesting requirements as the originally granted restricted shares.  Per ASC 260-10-45-61A, only share-based payment awards that include non-forfeitable rights to dividends or dividend equivalents meet the definition of a participating security.  As a result, only 187,000 shares of the 368,000 total nonvested stock awards outstanding at September 30, 2011 were considered participating securities as those shares contained nonforfeitable rights to dividend equivalents and were granted prior to January 2010.  This represented 0.2% of Ashland’s total 78,085,549 shares of common stock outstanding as of September 30, 2011.  Since earnings per share under the two class method, considering these participating securities, did not differ significantly from earnings per share under the treasury stock method, only the treasury stock method was disclosed.  Ashland assessed the impact on prior periods and the difference between earnings per share on the treasury stock method and the two class method was not significant.

In order to enhance our disclosure, we will clarify this point in future filings by including the following disclosure within our Stock Incentive Plans footnote for our nonvested stock awards section:

“Nonvested stock awards entitle employees or directors to vote the shares.  Cash dividends are paid on nonvested stock awards granted prior to January 2010, while dividends on subsequent nonvested stock awards granted are in the form of additional shares of nonvested stock awards, which are subject to vesting and forfeiture provisions.  Since January 2010 these instruments have been designated as non-participating securities under U.S. GAAP.”

In addition, to further clarify this point, in future filings we will include the following statement preceding our earnings per share calculation table, which was included on page F-17 of our 2011 Form 10-K filing:

“Earnings per share are reported under the treasury stock method.  While certain non-vested stock awards granted prior to January 2010 qualify as participating securities, the effect on earnings per share calculated under the two class method is not significant.”

Ashland Inc.
February 21, 2012

Note C. Divestitures
Casting Solutions Joint Venture, page F-22

Comment 9

Please help us better understand your accounting of the new joint venture with Süd-Chemie AG.  Please address the following:

•
Please disclose your ownership percentage in the new global joint venture with Süd-Chemie AG.  In this regard, the businesses you contributed to the joint venture appear to be significantly larger in terms of sales generated;

•
Please disclose how you accounted for your contribution of businesses to the joint venture including how you determined what the initial investment amount in the joint venture should be as well as how you determined a gain should be recorded and the amount of the gain;

•
Please help us understand how you determined that you should use the equity method of accounting pursuant to ASC 323.  Please provide us with a summary of your significant rights and obligations under the joint venture agreement; and

•
Upon closing of the transaction, the joint venture distributed $21 million to you in accordance with the agreement.  In addition, you received an additional $46 million cash payment from the joint venture, representing final distributions resulting from post-closing and measurements set forth in the agreement.  Please help us better understand the nature of these payments.

Response 9

We have noted your request for additional disclosure and insight into the accounting related to the formation of the expanded global joint venture with Süd-Chemie AG (“Süd-Chemie”).  As disclosed in the Shareholders’ Agreement that was filed in a Form 8-K on December 1, 2010, Ashland and Süd-Chemie each hold a 50% ownership interest in the joint venture.  In future filings, we will expand our disclosure to include the following statement:

“In July 2010, Ashland and Süd-Chemie AG (Süd-Chemie) signed an agreement for the formation of an expanded 50/50 global joint venture serving the foundry chemical sector.”

Accounting for the contribution to the new joint venture

As disclosed on page F-22 of the 2011 Form 10-K, Ashland and Süd-Chemie formed ASK Chemicals GmbH (“ASK Chemicals”), an expanded global joint venture in December 2010.  The formation of the expanded global joint venture involved Ashland contributing its Casting Solutions business and agreeing to amend the operating and governance provisions of the existing 50/50 joint venture (Ashland-Südchemie-Kernfest GmbH (“ASK”)).

The fair value of both Ashland’s Casting Solutions business and Süd-Chemie’s Foundry-Products and Specialty Resins business unit were set forth in Section 7.2 of the Master Formation Agreement, filed in a Form 8-K on December 1, 2010, and resulted in a payment of cash to Ashland at closing on December 1, 2010 of $21 million, as further discussed in the Cash Distribution section below.  In conjunction with the contribution of the Castings Solutions business, Ashland engaged an independent third party firm to assist in valuing the business it contributed, in order to validate the fair value used to calculate the gain on deconsolidation in accordance with ASC 810-10-40-5.  We separately evaluated the accounting for each of the businesses combined to form the expanded joint venture, as follows:

Ashland Casting Solutions business contribution -- For the contribution of this business, which was the largest part of Ashland’s contribution, we followed the guidance for a deconsolidation or derecognition

Ashland Inc.
February 21, 2012

transaction in ASC 810-10-40-4.  The accounting treatment within this guidance was considered to be appropriate given our conclusion that Ashland did not control the new ASK Chemicals joint venture as discussed further below.

Ashland determined that it did not have control over the ASK Chemicals joint venture based on the following:

•	Süd-Chemie holds the majority of the Supervisory Board seats (including chairman);

•	Süd-Chemie controls the Management Board’s nomination and removal process, which oversees the day-to-day operations of the business; and

•	As stated on page F-22 of Ashland’s 2011 Form 10-K, Ashland holds a put option to sell the business to Süd-Chemie and Süd-Chemie holds a call option to buy the business from Ashland.

This determination enabled Ashland to follow the model described above for its contribution of the Casting Solutions business.

Changes to existing ASK joint venture - For the existing ASK joint venture, Ashland evaluated whether the changes in the operational and governance structure of the joint venture (outlined above) changed Ashland’s “significant influence” designation, which could cause a remeasurement of Ashland’s investment in the prior joint venture.  Despite these operational and governance changes to ASK Chemicals, we determined that Ashland had “significant influence” both before and after the formation of the new joint venture.  Additionally, there was no change in Ashland’s economic interest (no purchase or sale of equity interests in the existing joint venture) which would be the dominant indicator of a change in influence.  In other words, Ashland continues to have a 50% economic interest in the results of the joint venture both before and after the formation of the new joint venture.  Therefore, we determined that this component of our interest in ASK Chemicals, should be accounted for at historical cost and no gain or loss was recognized on the formation of the new joint venture.

To enhance our discussion of this transaction, in future filings, we will expand our disclosure to include the following statement:

“Upon deconsolidation of the Casting Solutions business group, Ashland recognized a pretax gain of $23 million during 2011, attributable to the fair market value of the net assets contributed to the joint venture exceeding the related carrying values.  For the majority of the valuation of the Casting Solutions assets and liabilities, Ashland utilized the discounted cash flow method; however, the adjusted book value method was also used in some areas of the valuation.  The gain was included in the net gain on acquisitions and divestitures caption in the Statements of Consolidated Income.  The values of assets and liabilities contributed on the closing date of the transaction by Ashland to the expanded global joint venture, excluding equity interests, were as follows:

Assets
(In millions)	(liabilities)
Cash	$9
Accounts receivable	52
Inventories	21
Property, plant and equipment	34
Goodwill	52
Trade and other payables	(24)
Other noncurrent assets (liabilities) - net	11
$155

In addition, Ashland determined that the formation of the expanded global joint venture did not change Ashland’s ability to exercise significant influence over operating and financing policies of the joint venture,

Ashland Inc.
February 21, 2012

which could have required a fair market value assessment of assets and liabilities.  Therefore, Ashland accounted for this part of the formation of the expanded global joint venture at historical cost, and no gain or loss was recognized.”

Determination of Equity Method Accounting

As requested, the following describes Ashland’s methodology for determining that the equity method of accounting should be applied to its investment in ASK Chemicals.  As disclosed on page F-23 of the 2011 Form 10-K, Ashland’s equity interest in the expanded joint venture qualifies for equity method accounting treatment under U.S. GAAP.  In order to make this determination, we followed the consolidation guidance in ASC 810-10.  ASC 810-10-15-3 requires entities to first assess whether the investment represents a variable interest entity (“VIE”), as defined in ASC 810-10-15-14.  Upon evaluation of this guidance, we concluded that the expanded joint venture is not a VIE.  This conclusion was primarily based on the following facts:

•
The equity at risk is deemed to be sufficient for the business to finance its activities without additional subordinated financial support.  As described in Section 9.1(b) of the ASK Chemical Master Formation Agreement, disclosed in the Form 8-K filed December 1, 2010, Ashland and Süd-Chemie are not obligated to fund the ongoing operations of the business, and do not guarantee the entity’s debt.

•
As the holders of the equity investment at risk, Ashland and Süd-Chemie have the ability to make decisions about ASK Chemicals activities that have a significant effect on the success of the entity and have the obligation to absorb the expected losses and the right to receive the residual returns of the entity.

•	Substantially all of ASK Chemicals activities are not conducted on behalf of the investor that has disproportionately few voting rights.

Based on the conclusion that the expanded joint venture is not a VIE, the determination of whether or not we were required to consolidate was based on the general subsections of ASC 810.  ASC 810-10-15-8 establishes that the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation.  While Ashland and Süd-Chemie share equally in the profits and losses of the new business, Ashland is not considered to hold the controlling interest, based on the operational and governance structure of the joint venture previously mentioned.  Therefore, we determined that the appropriate treatment for Ashland’s 50% ownership interest is equity method accounting.

Rights and Obligations

As requested, the following provides a general summary of our significant rights and obligations under the new joint venture agreement:

ASK Chemical Shareholders’ Agreement Summary

As part of the joint venture, Süd-Chemie, Süd-Chemie Finance GmbH (“SC Finance”), Ashland and Ashland International Holdings, Inc. (“AIHI”) entered into a new Shareholders’ Agreement which governs shareholder, management, operational and other matters pertaining to ASK Chemicals.  The shares of ASK Chemicals are owned as follows: (i) 50% by Süd-Chemie and SC Finance, a wholly-owned subsidiary of Süd-Chemie, and (ii) 50% by AIHI, a wholly-owned subsidiary of Ashland (each, an “ASK Chemical Shareholder”, and together, the “ASK Chemical Shareholders”).  The new Shareholders’ Agreement terminated the prior shareholders’ agreement between the parties dated April 14, 1970.

Ashland Inc.
February 21, 2012

Under the new agreement, each ASK Chemical Shareholder is entitled to one vote per share, provided that Süd-Chemie, SC Finance and their affiliates shall vote their shares as a block, and Ashland, AIHI and their affiliates shall vote their shares as a block.  A quorum for the transaction of business at any shareholders’ meeting requires the presence of 100% of the voting rights of ASK Chemicals.  All actions of the ASK Chemical Shareholders require majority approval of the voting rights present at the meeting, provided that certain matters require the unanimous vote of all ASK Chemical Shareholders.

Subject to the provisions of the Shareholders’ Agreement, the Supervisory Board (described below) has the power and duty to supervise the Management Board (described below) and the management of any subsidiary, including, among other things, to resolve any actions submitted to it by the Management Board.  The Supervisory Board consists of five members, three of whom are appointed by Süd-Chemie and two of whom are appointed by Ashland.  All decisions of the Supervisory Board require a majority of the votes present at any meeting, provided that certain matters require the unanimous approval of all members.

Subject to the provisions of the Shareholders’ Agreement and applicable law, the Management Board (i) conducts the day-to-day operations of ASK Chemicals in accordance with its global business plan, global annual budget and Articles of Association, and (ii) observes the general and individual instructions issued by the ASK Chemical Shareholders pursuant to any shareholder meetings.  The Management Board consists of at least two members, a chief executive officer and a chief financial officer.  The members of the Management Board are appointed by the ASK Chemical Shareholders pursuant to a nomination by Süd-Chemie.  The Management Board may not take actions on matters that require the unanimous approval of the Supervisory Board or the ASK Chemical Shareholders without their prior approval, as applicable.

The Shareholders’ Agreement also provides that each of Ashland and Süd-Chemie undertake (and will cause their respective affiliates to undertake) not to compete with the foundry products business for so long as it is a party to the Shareholders’ Agreement plus two years after either Ashland or Süd-Chemie, as applicable, sells its shares to the other party.

In addition, there is a U.S. Limited Partnership Agreement for which the operating and governance provisions are similar to those outlined above and therefore, did not impact the accounting for the transaction.

Cash Distributions

As requested, the following provides additional information regarding the payments received as a part of this transaction.  As disclosed on page F-23 of the 2011 Form 10-K, “the joint venture distributed a $21 million net payment to Ashland in accordance with the agreement.  From the closing date of the transaction through the end of 2011, Ashland received an additional $46 million cash payment from the joint venture, representing final distributions resulting from post-closing activities and measurements set forth in the agreement.”  These total cash payments of $67 million resulted from reimbursement for the net asset value imbalance as defined in Section 7.2 of the Master Formation Agreement.

The nature of the net asset value imbalance payments was reimbursement for the amount that the fair value of Ashland’s Casting Solutions business exceeded the fair value of Süd-Chemie’s Foundry-Products and Specialty Resins business unit.  As discussed above, the initial fair values of these contributed businesses were agreed upon by Ashland and Süd-Chemie and set forth in Section 7.2 of the Master Formation Agreement, resulting in a $34 million payment to Ashland, which represented an equalization payment for the increased value of Ashland’s contribution.  Ashland received this cash payment, which included the $21 million payment at closing and $13 million in various installments during 2011.  The remaining $33 million in cash distributions primarily resulted from changes in working capital and net debt of each business separately contributed by Ashland and Süd-Chemie.  This amount was determined through the process of analyzing the Closing Date Net Asset Values as set forth in Sections 7.2, 7.3, 7.4 and 7.5 of the Master Formation Agreement as disclosed in the Form 8-K filed December 1, 2010.

Ashland Inc.
February 21, 2012

Note E – Unconsolidated Affiliates, page F-25

Comment 10

Please provide all of the disclosures called for by ASC 323-10-50-3, including the name of each investee and the percentage of common stock you own.

Response 10

We have noted your comment regarding our disclosures related to our unconsolidated affiliates, which in total reported equity income of $17 million during 2011, and have previously determined that disclosing market prices for these investments was not relevant to Ashland because each investment is a privately held entity whereby quoted market prices were not available.

In accordance with ASC 323-10-50-3, since the equity balance was approximately $130 million for the Casting Solutions investment as of September 30, 2011, which was the most significant equity investment held as of that date, Ashland will include the following statement to address disclosure requirements for this investment in our 2012 Form 10-K filing:

“At September 30, 2012, the investment in the Casting Solutions joint venture was $___million, which was $___ million less than Ashland’s proportionate share of the joint venture’s underlying net assets.  This difference primarily relates to the fair value of certain assets contributed to the joint venture upon formation.”

As requested, the following is a listing by business segment of all of Ashland’s unconsolidated affiliates and related direct and indirect ownership interests as of September 30, 2011, 2010 and 2009.

Ashland Inc.
February 21, 2012

Unconsolidated Affiliates at September 30	Ownership Interest
	2011	2010	2009
Specialty Ingredients
Pakistan Gum Industries (Private) Limited	49%	49%	49%

Water Technologies
Drew Ameroid (M) Sdn. Bhd.	50%	50%	50%
Hoimyung-Ashland Limited	45%	45%	45%
Chembond Ashland Water Technologies Limited	45%	45%	45%

Performance Materials
Casting Solutions Joint Venture (a)
ASK Chemicals Korea Ltd.	50%	50%	50%
ASK Chemicals France S.A.S.	50%	50%	50%
ASK Chemicals GmbH	50%	50%	50%
ASK Chemicals LP	50%	0%	0%
ASK Chemicals GMBH	50%	0%	0%
Exaloid - Süd-Chemie S.L.	0%	50%	50%
Hodogaya Chemical Co., Ltd. (b)	0%	0%	0%
Saudi Industrial Resins Co. Ltd. (Polyester)	33.5%	33.5%	33.5%
Süd-Chemie, A.G. (b)	0%	0%	0%
Ashland Polímeros do Brasil S. A.	0%	0%	50%

Consumer Markets
Valvoline Cummins Limited	50%	50%	50%
Lubrival S.A.	50%	50%	50%
Lubricantes Andinos "Lubrian S.A."	50%	50%	50%
Valvoline De Venezuela S. A.	50%	50%	50%
V. C. Lubricating Oil Co., Ltd.	50%	50%	50%
Valvoline Cummins Argentina S.A.	50%	50%	50%
Valvoline Cummins do Brasil Lubrificantes Ltda.	50%	50%	50%
CV Lubricants Ltd.	50%	50%	50%

Unallocated and other
Tri-State Growth Capital Fund I, LP	10.1%	10.1%	10.1%
Clean Technology Fund II, LP (b)	0%	0%	0%

(a)
In July 2010, Ashland and Süd-Chemie AG (Süd-Chemie) signed an agreement for the formation of an expanded global joint venture serving the foundry chemical sector.  These unconsolidated affiliates are part of the expanded global joint venture.

(b)	Interest held is less than 1%.

Ashland assessed the impact that each unconsolidated affiliate has individually, and in the aggregate, on certain key financial performance metrics which included net income, income from continuing operations, operating income, EBITDA, Adjusted EBITDA, Covenant EBITDA and free cash flow.  Based on this assessment Ashland decided to include on page F-25 in the 2011 Form 10-K only summary level data for all the unconsolidated affiliates because the disclosure of each individual entity was deemed not significant to any of these key financial performance metrics for any period.  As a result, we do not believe disclosure of these entities would be useful information to investors and further believe that significant disclosure in this area ultimately may confuse the investor in the determination of how significant these overall investments are to Ashland’s consolidated results.

Ashland Inc.
February 21, 2012

Comment 11

Given that your equity income for the year ended September 30, 2011 significantly exceeds your income (loss) from continuing operations before income taxes and is approximately 25% of your income (loss) from continuing operations before income taxes for the year ended September 30, 2010, please tell us what consideration you gave to Rule 3-09 of Regulation S-X in determining whether to provide separate financial statements for any significant equity method investment.  Please provide us with your significance tests for each period presented.

Response 11

We have noted your comment regarding our consideration of Rule 3-09 of Regulation S-X in determining whether to provide separate financial statements for any significant equity method investment. Ashland did assess during its annual disclosure process whether these additional disclosures were required.  As required, Ashland utilized the investment and income tests for determining significant equity method investments for each fiscal year as calculated and described in the table below.  Our analysis of each of these criteria for each period presented indicated that no equity method investments met the significant designation under Rule 3-09 of Regulation S-X based on the following calculations:

($ in millions)	2011	2010	2009
Investment Test
Investments and advances (consolidated)	$193	$76	$79
Consolidated total assets	12,966	9,530	9,610
20% threshold	2,593	1,906	1,922
Separate financial statements requirement	No	No	No

Income Test
2011	$3	$-	$-
2010	75	75	-
2009 (a)	-	-	-
2008	117	117	117
2007	347	347	347
2006 (a)	-	-	-
2005 (b)	-	-	-

Five year average (d)	108	108	93
20% threshold	22	22	19

Largest equity method investment - equity income (c)	$11	$13	$9
Separate financial statements requirement	No	No	No

(a) Loss year omitted under S-X Rule 1-02(w).
(b)
As previously disclosed in the 2011 Form 10-K, Ashland changed its accounting for pension and other post-retirement benefits. To facilitate the change in accounting, Ashland obtained revised actuarial valuations for 2006 through 2011. As actuarial valuations were not obtained for 2005, Ashland has assumed a worst case scenario of $0 in the income test.

(c)	Amounts represent Ashland's share of pre-tax income for the equity method investment.
(d)
For the income test for 2009, the five year average of $93 million has been used out of conservatism (due to the matter outlined in (b) above) versus using 20% of the absolute value of the loss from continuing operations.  There is no impact on the conclusion as to whether separate financial statements would be required under Rule 3-09.

Ashland Inc.
February 21, 2012

Note L – Income Taxes, page F-36

Comment 12

During the year ended September 30, 2011, you incurred tax expense of $60 million related to the repatriation of foreign earnings.  You have not recorded deferred income taxes on the undistributed earnings of certain foreign subsidiaries and foreign corporate joint ventures.  As of September 30, 2011, you intend to indefinitely reinvest such earnings, which amounted to $86 million.  It is not practicable to estimate the amount of U.S. tax that might be payable if these earnings were ever to be remitted.  Please address the following:

•
Please tell us whether you had previously considered the foreign earnings that were repatriated during 2011 to be permanently reinvested.  If so, please tell us at what point you determined that they would not be;

•	Please tell us the country from which these earnings were repatriated as well as the facts and circumstances that led you to repatriate these earnings; and

•	Please tell us how you concluded that the remaining $86 million should be considered permanently reinvested in light of your repatriation of the amounts in 2011.

Please refer to paragraph ASC 740-30-25-17.

Response 12

We have noted your request to provide additional information on Ashland’s disclosure concerning certain tax disclosures provided within our 2011 Form 10-K filing.

Concerning the $60 million of tax expense incurred by Ashland related to the repatriation of foreign earnings in fiscal year 2011, these earnings were previously determined to be permanently reinvested.  This previous permanent reinvestment determination was based upon Ashland’s analysis of several factors, including financial requirements of Ashland and its foreign subsidiaries, long- and short-term operational and fiscal objectives, cash available for remittance, and the cost of remitting such foreign earnings.  This previous determination changed in fiscal year 2011 based on the facts and circumstances related to Ashland’s sale of its Distribution business and its acquisition of ISP during the fiscal year.  These two significant transactions triggered a re-evaluation of our cash needs both within and outside the U.S. and led to the decision to repatriate foreign earnings.

The earnings that were repatriated came from various foreign subsidiaries held within our Dutch holding company structure.  These subsidiaries are located in a number of foreign jurisdictions, including Brazil, China, Canada, Netherlands, Spain, Australia and Singapore.  The facts and circumstances that led us to repatriate these earnings are directly related to the ISP acquisition and the sale of the Distribution business, as discussed above.

Ashland’s decision to assert permanent reinvestment for the $86 million of earnings is based upon our analysis of several factors, including evidence that certain earnings have already been reinvested outside the U.S., future plans to reinvest the earnings outside the U.S., financial requirements of Ashland and its foreign subsidiaries, long- and short-term operational and fiscal objectives, cash available for remittance, and the cost of remitting such foreign earnings.  Our analysis indicates that the earnings which were repatriated during the year ended September 30, 2011 are sufficient to meet Ashland’s future U.S. cash needs, including cash needed to service future debt obligations.

Ashland Inc.
February 21, 2012

Unrecognized Tax Benefits, page F-38

Comment 13

It is reasonably possibly that the amount of unrecognized tax benefits may increase or decrease within the next twelve months as the result of settlement of ongoing audits, which may have a material effect on your financial statements.  Please disclose an estimate of the range of the reasonably possible changes or state that an estimate of the range cannot be made.  Refer to ASC 740-10-50-15(d)(3).

Response 13

As requested, in future filings we will disclose an estimate of the range of the reasonably possible changes or state that an estimate of the range cannot be made.  Please note that our Form 10-Q filing for the quarter ended December 31, 2011 included the following disclosure:

“Ashland expects to conclude certain audits during the year ending September 30, 2012.  As a result, it is reasonably possible that the amount of the unrecognized tax benefits may increase or decrease within the next twelve months which may have a material effect on the Condensed Consolidated Financial Statements.  However, an estimate of the range of possible change cannot be made at this time due to the uncertainty of the resolution of the open audits.”

Note N – Litigation, Claims, and Contingencies
Asbestos Litigation
Hercules Asbestos-Related Litigation, page F-46

Comment 14

Please address the following:

•
During the most recent annual update of your estimate of the asbestos-related liability, you determined that the liability should be decreased by $48 million.  Please disclose how you reflected this reduction in your financial statements.  In addition, during the prior year annual update, it was determined that the liability for asbestos claims should be reduced by $58 million.  You determined that $14 million of the $58 million adjustment should be recorded to goodwill.  Please expand your disclosures to explain how you determined the portion that should be recorded to goodwill and how the remaining portion of the adjustment was reflected in your financial statements.  Refer to ASC 805-20-35-3;

•
Please also advise as to what the difference is between the $58 million noted above and the $93 million of 2010 adjustments reflected in the table showing the changes in the asbestos reserve for each period; and

•
You have had significant reductions in this asbestos reserve in 2011 and 2010, please expand your disclosures to address the specific factors that led to these significant increases, including whether it is specifically due to a decrease in claims or the settlement amounts.

Response 14

We have noted your request for additional insight and expanded disclosure related to adjustments to the asbestos-related liability during 2011 and 2010.  The $48 million liability decrease during 2011, and in general, all adjustments to legacy Ashland and Hercules asbestos liabilities and receivables, are recorded within the discontinued operations caption in the Statements of Consolidated Income.  In future filings, we will expand our disclosure in the asbestos discussion to include the following:

Ashland Inc.
February 21, 2012

“Changes in asbestos-related liabilities and receivables are recorded within the discontinued operations caption in the Statements of Consolidated Income.”

During 2010, a $93 million decrease to the Hercules asbestos-related liability was recorded.  This decrease was comprised of a $35 million purchase accounting adjustment recorded during the first quarter of 2010, as well as a $58 million adjustment resulting from the annual asbestos update process, which was recorded during the third quarter of 2010.

As disclosed in Ashland’s Form 10-K for the year ended September 30, 2009, the assessment of the Hercules asbestos liability as of the acquisition date remained in progress as of September 30, 2009 and the date of filing of the Form 10-K due to ongoing review of the underlying Hercules asbestos claims as part of transitioning to Ashland’s claims management program and Ashland’s reserve methodology.  The $35 million purchase accounting adjustment recorded in the first quarter of 2010 resulted from completion of the analysis of these underlying claims and updating of the assessment of the Hercules asbestos claims liability existing as of the acquisition date (November 13, 2008).  This $35 million adjustment was recorded to goodwill since it related to claims that had been incurred as of the acquisition date.

As a result of Ashland’s annual 2010 asbestos valuation process we determined that an additional $58 million decrease to the Hercules asbestos liability was appropriate.  Given that an acquisition date valuation date assessment had been completed during the first quarter of 2010, just two quarters prior to the annual asbestos valuation process, Ashland performed a further analysis to determine whether any of the $58 million adjustment should have been included in the finalization of the acquisition date assessment performed earlier in the fiscal year.  Based upon a detailed review of the assumptions underlying both pre- and post-acquisition periods, Ashland determined that $14 million of the $58 million adjustment, attributable to pre-acquisition reductions in asbestos claim filing trends, should have been applied to the acquisition date liability and therefore was recorded to goodwill.  In addition, Ashland reduced the related insurance receivable by $6 million, which netted the total increase to goodwill of $8 million.  The remaining $44 million liability decrease, which related to post-acquisition trends, was recorded within the discontinued operations caption in the Statements of Consolidated Income.  In future filings, we will expand our disclosure as follows:

“During the 2010 annual asbestos valuation update, Ashland determined that the liability for asbestos claims should be reduced by $58 million.  Ashland reviewed the assumptions underlying the asbestos valuation model for both pre- and post-acquisition periods and noted declines in certain asbestos claim filing and expenditure trends, which is one of the key assumptions in the methodology used to project future asbestos liabilities.  Ashland determined that a portion of the reductions in claim filing trends pertaining to pre-acquisition claims should have been applied to the final acquisition date valuation assessment completed during the first quarter of 2010, which resulted in $14 million of the $58 million adjustment being recorded to goodwill.  This $14 million increase to goodwill was partially offset by a $6 million reduction in probable insurance recoveries, resulting in a net $8 million increase to goodwill.”

In total, the reductions to the Hercules asbestos-related liability that did not relate to the acquisition date asbestos liability totaled $48 million and $44 million, for fiscal 2011 and 2010, respectively.  These declines were primarily attributable to changes in the mix of claim types and a decline in Ashland’s expenditures with respect to Hercules asbestos litigation.  In future filings we will expand our disclosure to include the following:

“As previously described, the methodology applied by HR&A utilizes recent claim and settlement experience and the estimate and related assumptions are updated annually.  During 2011 and 2010, there were favorable trends in some of the factors that impact the reserve estimate for the Hercules asbestos claims.  As a result, and consistent with established practices, Ashland made reductions to the projected future asbestos claim liability for Hercules and a corresponding decline in the asbestos insurance receivable for estimated coverage amounts in both periods.”

Ashland Inc.
February 21, 2012

Other Legal Proceedings and Claims, page F-49

Comment 15

There are other various claims, lawsuits and administrative proceedings pending or threatened against you and your current and former subsidiaries.  Such actions are with respect to commercial matters, product liability, toxic tort liability, and other environmental matters, which seek remedies or damages, some of which are for substantial amounts.  While these actions are being contested, their outcome is not predictable.  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.  You may provide your disclosures on an aggregated basis.

Response 15

We have noted your request to provide additional information on Ashland’s disclosure within the “Other Legal Proceedings and Claims” section.  While there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred with respect to the matters described under the heading “Other Legal Proceedings and Claims” on page F-49 of Ashland’s Form 10-K, such potential losses were immaterial in the opinion of Ashland’s management.  In addition, losses already recognized with respect to such matters were immaterial as of the date Ashland filed its Form 10-K.  In future filings, if there is a reasonable possibility that a loss in excess of the amount accrued for such matters would be material to Ashland, then Ashland will disclose the estimated amount or range of such potential additional loss or include a statement that an estimate of the potential additional loss cannot be made.

Note Q - Segment Information, page F-52

Comment 16

Please expand your disclosures in this footnote to provide a description of the items included in Unallocated and Other.  Refer to ASC 280-10-50-31.

Response 16

As requested, in future filings we will include a description of Unallocated and Other in our Segment Information footnote as follows:

“Unallocated and Other generally includes items such as components of pension and other postretirement benefit plan expenses (excluding service costs, which are allocated to the business segments), certain significant company-wide restructuring activities and legacy costs or adjustments that relate to divested businesses that are no longer operated by Ashland.”

Ashland acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the staff’s comments or changes to disclosure in response to staff’s comments do not foreclose the SEC from

Ashland Inc.
February 21, 2012

taking any action with respect to the filing; and that Ashland may not assert the staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call David A. Rines, Senior Counsel, or Michael A. Meade, Assistant Controller, at (859) 815-5100 and (859) 815-3402, respectively, if you have any questions regarding this submission.

Sincerely,

/s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and Chief Financial Officer

cc:         Nudrat Salik, Staff Accountant